EXHIBIT 12.1

Radiant Systems, Inc.

Ratio of Earnings to Combined Fixed Charges

	Six Months Ended June 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before income taxes	6,682	17,083	20,665	8,054	6,591	1,614
Fixed charges	2,137	6,655	4,293	5,200	3,035	3,046

Total Earnings	8,819	23,738	24,958	13,254	9,626	4,660

Fixed Charges:
Interest expense*	1,326	4,887	2,393	3,042	1,219	1,050
Interest component of rent expense	811	1,768	1,900	2,158	1,816	1,996

Total Fixed Charges	2,137	6,655	4,293	5,200	3,035	3,046

Ratio of Earnings to Fixed Charges	4.13	3.57	5.81	2.55	3.17	1.53

*	Includes amortization of costs associated with obtaining long-term debt.